Exhibit 23.3

中国上海浦东新区浦东南路 256 号华夏银行大厦 14 楼	14/F, Huaxia Bank Plaza, 256 South Pudong Road Pu Dong New Area
邮编: 200120	Shanghai 200120, P.R.China

电话: 86-21-51150298	Tel: 86-21-51150298
传真: 86-21-51150398	Fax: 86-21-51150398

Date:4 February 2026

Dear Sirs,

We, Yuan Tai Law Offices, consent to the reference to our firm in the Registration Statement of ReTo Eco-Solutions, Inc. (the “Company”) on Form S-8, which will be filed with the Securities and Exchange Commission (hereinafter the “SEC”) on 4 February 2026 in relation to an aggregate of 454,399 class A shares, no par value, as a result of the share reserve increase and the automative semi-annual increase of share reserve under the 2022 share incentive plan of the Company.

Yours faithfully,

For and on behalf of

Yuan Tai Law Offices

/s/ Shao Jun
Name: Shao Jun
Designation: Partner